UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.       General Identifying Information

1.       Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ] Liquidation

[ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: BNY Mellon Growth and Income Fund, Inc.

3.       Securities and Exchange Commission File No.: 811-06474

4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application [X] Amendment

5.       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o BNY Mellon Investment Adviser, Inc.

240 Greenwich Street

New York, NY 10286

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Peter M. Sullivan

Associate General Counsel

BNY Mellon Investment Management

201 Washington Street – 8th Floor

Boston, MA 02108

617-722-7716

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Peter M. Sullivan

Associate General Counsel

BNY Mellon Investment Management

201 Washington Street – 8th Floor

Boston, MA 02108

617-722-7716

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

BNY Mellon Investment Adviser, Inc.

             240 Greenwich Street

       New York, NY 10286

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

BNY Mellon Securities Corporation

240 Greenwich Street

New York, NY 10286

13.	If the fund is a unit investment trust ("UIT") provide:

(a)       Depositor’s name(s) and address(es):

(b)       Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811- __________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

       If Yes, state the date on which the board vote took place: July 30, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: November 26, 2019

If No, explain:

II.       Distributions to Shareholders

16.       Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: December 11, 2019

(b)       Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)       Were the distributions made pro rata based on share ownership?

[ ] Yes [X] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The merger was effected pursuant to an Agreement and Plan of Reorganization (the "Plan") between Nationwide Mutual Funds ("NMF Trust") with respect to the Nationwide Dynamic U.S. Growth Fund (the "Acquiring Fund"), a series of NMF Trust, and BNY Mellon Growth and Income Fund, Inc. (the "Acquired Fund"). Consistent with the Plan, the Acquired Fund conveyed to the Acquiring Fund all of its assets and liabilities on December 13, 2019 (the "Closing Date). In consideration, the Acquiring Fund delivered to the Acquired Fund full and fractional Eagle Class shares of the Acquiring Fund having an aggregate net asset value ("NAV") equal to the aggregate NAV of the Acquired Fund as of the business day immediately preceding the Closing Date (the "Valuation Date"). The Acquired Fund distributed to Acquired Fund shareholders the Acquiring Fund shares received by the Acquired Fund, on a pro rata basis.

The number of Acquiring Fund shares that the Acquired Fund shareholders received was determined according to a 1.6982 Acquiring Fund shares per 1 Acquired Fund share exchange ratio, which was determined by the relative NAVs of the Acquiring Fund shares and the Acquired Fund shares as of the Valuation Date.

(e)       Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [ ] No

If No,

(a)       How many shareholders does the fund have as of the date this form is filed?

(b)       Describe the relationship of each remaining shareholder to the fund:

19.       Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes [X] No

If Yes,

(a)       Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)       Why has the fund retained the remaining assets?

(c)       Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

       If Yes,

(a)       Describe the type and amount of each debt or other liability:

(b)       How does the fund intend to pay these outstanding debts or other liabilities?

V.       Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)       Legal expenses: $110,375.00

(ii)       Accounting expenses: $0.00

(iii)       Other expenses (list and identify separately):

Mailing and Tabulation - $54,996.23

Proxy Solicitation - $34,300.53

(iv)       Total expenses (sum of lines (i)-(iii) above): $199.671.76

(b)	How were those expenses allocated? BNY Mellon Investment Adviser, Inc. paid all expenses incurred on behalf of BNY Mellon Growth and Income Fund, Inc. ("Acquired Fund") related to the Merger of the Acquired Fund and Nationwide Dynamic U.S. Growth Fund ("Acquiring Fund") and Nationwide Fund Advisors, the Acquiring Fund's investment adviser, paid all expenses incurred on behalf of the Acquiring Fund.

(c)	Who paid those expenses? BNY Mellon Investment Adviser, Inc. paid all expenses related to the Merger incurred on behalf of the Acquired Fund and Nationwide Fund Advisors, the Acquiring Fund's investment adviser, paid all expenses related to the Merger incurred on behalf of the Acquiring Fund. Neither the Acquired Fund nor the Acquiring Fund paid any expenses related to the Merger.

(d)       How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.       Mergers Only

26.	(a) State the name of the fund surviving the Merger: Nationwide Dynamic U.S. Growth Fund (Eagle Class shares), a series of Nationwide Mutual Funds (the Acquiring Fund subsequently changed its name to Nationwide Dynamic U.S. Core Fund).

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-08495

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 333-233002, Form N-14, filed on August 5, 2019 (0001680359-19-000401) and October 3, 2019 (0001193125-19-261599).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BNY Mellon Growth and Income Fund, Inc., (ii) he is a Vice President and Assistant Secretary of BNY Mellon Growth and Income Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ PETER M. SULLIVAN